THIS DOCUMENT IS A COPY OF THE 13G FILED ON FEBRUARY 12, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHP EXEMPTION

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                              The Leather Factory
                            ------------------------
                                (Name of Issuer)

                        Common Stock, $0.0024, Par Value
                  -------------------------------------------
                         (Title of Class of Securities)

                                   522126101
                                 -------------
                                 (CUSIP Number)

Check the folowing box if a fee is being paid with this statement __. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

`Cusip No. 522126101                13G                       Page 2 of 5 pages
           ---------

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1)       Names of Reporting Persons
         SS or IRS Identification No.
         of above person                             J. Wray Thompson, Sr.
--------------------------------------------------------------------------------
2)       Check the Appropriate box                   (a)
         if a Member of a Group:                     (b)
         (See instructions)                          Not Applicable
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization                                United States

--------------------------------------------------------------------------------
5)       Number of Shares Beneficially      5)Sole Voting Power:       2,933,609
         owned by each reporting person     6)Shared Voting Power:             0
         with:                              7)Sole Dispositive Power:  2,840,647
                                            8)Shared Dispositive Power:   92,962
--------------------------------------------------------------------------------
9)       Aggregate Amount
         Beneficially Owned by
         Each Reporting Person:                                        2,933,609
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount
         in the Row (9) Excludes Certain Shares:                 Not applicable.
         (See Instructions)
--------------------------------------------------------------------------------
11)      Percent of Class Represented by
         Amount in Row 9:                                                 29.77%

--------------------------------------------------------------------------------
12)      Type of Reporting Person:
         (See Instructions)                                                  IN
--------------------------------------------------------------------------------

                                   Item 1(a)

                    Name of Issuer:       The Leather Factory, Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices:

                3847 East Loop 820 South, Fort Worth, Texas 76119

                                   Item 2(a)

               Name of  Person Filing:    J. Wray Thompson, Sr.

                                   Item 2(b)

Address of Principal Business Office or, if none, Residence:

               3847 East Loop 820 South, Fort Worth, Texas 76119

                                   Item 2(c)

               Citizenship:                      United States

                                   Item 2(d)

Tite of Class of Securities:                    Common Stock, $0.0024 par value

                                   Item 2(e)

               CUSIP Number:                     522126101

                                     Item 3

               Type of Reporting Person:         Not Applicable


                               Page 3 of 5 pages

                                     Item 4

Ownership

     (a) Amount Beneficially Owned:
               Shares of Common Stock                       2,933,609

     (b)Percent of Class:                                       29.77

     (c)Number of Shares as to which succh person has:

          (i)Sole  power to vote or to  direct  the vote:              2,933,609
          (ii)Shared  power to vote or to direct the vote:                    0
         (iii)Sole power to dispose or to direct the disposition of    2,840,647
         (iv)Shared power to dispose or to direct the disposition of      92,962

                                     Item 5

Ownership of Five Percent or Less of a Class:                     Not Applicable

                                    Item 6.

Ownrship of More than Five Percent on Behalf of Another Person:   Not Applicable

                                    Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                                                                  Not Applicable

                                     Item 8

Identification and Classification of Members of the Group:        Not Applicable

                                     Item 9

Notice of Dissolution of Group:                                   Not Applicable

                                    Item 10

Certification                                                     Not Applicable

                               Page 4 of 5 pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowlege and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 1997

                                                     /s/ J. Wray Thompson
                                                     ---------------------------
                                                     J. Wray Thompson, Sr.





                               Page 5 of 5 pages